SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

AMENDMENT NO. 5 TO
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

KEYNOTE SYSTEMS, INC.
(Name of Subject Company (issuer))

KEYNOTE SYSTEMS, INC., ISSUER
(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)

493308100
(CUSIP Number of Class of Securities)

John J. Flavio
Chief Financial Officer
Keynote Systems, Inc.
777 Mariners Island Blvd.
San Mateo, CA 94404
(650) 403-2400
(Name, Address and Telephone Number of Person Authorized  to Receive Notices and Communications on behalf of filing persons)

Copies to:
Matthew P. Quilter, Esq.
Jeffrey R. Vetter, Esq.
Fenwick & West LLP
Two Palo Alto Square
Palo Alto, California 94306

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$80,000,000	$7,360

(1)	Calculated solely for purposes of estimating the filing fee. This amount is based upon the purchase of 10,000,000 shares of common stock at the maximum tender offer price of $8.00 per share.
(2)	Previously paid.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$7,360	Filing Party:	Keynote Systems, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	October 29, 2002

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

AMENDMENT NO. 5 TO SCHEDULE TO

This Amendment No. 5 (this “Amendment”) to Issuer Tender Offer Statement on Schedule TO is filed by Keynote Systems, Inc., a Delaware corporation, in connection with its offer to purchase 10,000,000 shares of its common stock, $0.001 par value per share, including the associated preferred stock purchase rights issued under the Rights Agreement, dated as of October 25, 2002, between Keynote and American Stock Transfer & Trust Company, as Rights Agent, at a price specified by Keynote that is not greater than $8.00 nor less than $7.00 per share, net to the seller in cash, without interest, at which Keynote stockholders indicated they are willing to sell their shares. Keynote’s offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 29, 2002 and in the related Letter of Transmittal, which together, as amended or supplemented, constituted the offer. This Amendment amends and supplements the Issuer Tender Offer Statement on Schedule TO originally filed by Keynote on October 29, 2002, as amended and supplemented by Amendments No. 1, 2, 3 and 4 to Issuer Tender Offer Statement on Schedule TO filed by Keynote on November 8, 2002, November 14, 2002, November 21, 2002 and November 27, 2002, respectively (the “Schedule TO”), as set forth below. This Amendment and the Schedule TO are intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended.

In addition to the information set forth below, the information in the Offer to Purchase and the related Letter of Transmittal, each as amended or supplemented, copies of which were previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated by reference herein in response to Items 1 through 11 of this Tender Offer Statement on Schedule TO.

Item 4.    Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following information:

“The tender offer expired at 12:00 midnight, Eastern Time, on Tuesday, November 26, 2002. Keynote accepted for payment a total of 4,280,923 shares of Keynote common stock at a purchase price of $8.00 per share.”

Item 11.    Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following information:

“On December 3, 2002, Keynote issued a press release announcing the final results of the tender offer, which expired on November 26, 2002. A copy of such press release is filed as Exhibit (a)(5)(F) to the Schedule TO and is incorporated herein by reference.”

Item 12.    Exhibits.

(a)(1)(A)	Offer to Purchase dated October 29, 2002.(1)

(a)(1)(B)	Letter of Transmittal, including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.(1)

(a)(1)(C)	Notice of Guaranteed Delivery.(1)

(a)(1)(D)	Letter to Keynote’s Stockholders dated October 29, 2002.(1)

(a)(1)(E)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated October 29, 2002.(1)

(a)(1)(F)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated October 29, 2002.(1)

(a)(1)(G)	Letter to Participants in Keynote’s 1999 Employee Stock Purchase Plan dated October 29, 2002.(1)

(a)(2)-(4)	Not applicable.

(a)(5)(A)	Press Release issued by Keynote on October 28, 2002.(2)

(a)(5)(B)	Script of October 28, 2002 Keynote conference call.(2)

(a)(5)(C)	Summary Advertisement dated October 29, 2002.(1)

(a)(5)(D)	Press release issued by Keynote on November 21, 2002.(3)

(a)(5)(E)	Press release issued by Keynote on November 27, 2002.(4)

(a)(5)(F)	Press release issued by Keynote on December 3, 2002.

(b)	Not applicable.

(d)(A)	1999 Equity Incentive Plan and related forms of stock option agreement and stock option exercise agreement.(5)

(d)(B)	Employment Agreement between Keynote and Umang Gupta dated December 9, 1997.(6)

(d)(C)	Amendment Agreement between Keynote and Umang Gupta dated November 12, 2001.(7)

(g)	Not applicable.

(h)	Not applicable.

(1)	Previously filed with Schedule TO filed on October 29, 2002.
(2)	Previously filed with Schedule TO filed on October 28, 2002.
(3)	Previously filed with Amendment No. 3 to Schedule TO filed on November 21, 2002.
(4)	Previously filed with Amendment No. 4 to Schedule TO filed on November 27, 2002.
(5)	Previously filed as Exhibit 10.04 to Keynote’s Registration Statement on Form S-1 (Reg. No. 333-82781), as amended, filed with the Securities and Exchange Commission on August 23, 1999.
(6)	Previously filed as Exhibit 10.08 to Keynote’s Registration Statement on Form S-1 (Reg. No. 333-82781) filed with the Securities and Exchange Commission on July 13, 1999.
(7)	Previously filed as Exhibit 10.01 to Keynote’s Quarterly Report on Form 10-Q (File No. 000-27241) filed with the Securities and Exchange Commission on February 14, 2002.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KEYNOTE SYSTEMS, INC.

By:	/S/ JOHN J. FLAVIO
Name:	John J. Flavio
Title:	Senior Vice President of Finance and Chief Financial Officer

Date: December 3, 2002

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